Registered No. 3811373

MEMORANDUM OF ASSOCIATION

OF

CORUS GROUP PLC [1]

___________

1.    Name

The name of the company is “Corus Group plc” [1].

2.    Type of Company

The company is to be a public company.

3.    Registered Office

The company’s registered office is to be situated in England and Wales.

4.    Objects

The objects for which the company is established are:-

   (A)    To carry on business as a general commercial company and to carry on any trade, business or activity whatsoever and to act as a holding company.

   (B)    To acquire any estate or interest in and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person.

   (C)    To carry on worldwide all or any of the trades or businesses of manufacturers, suppliers, distributors, sellers, developers, producers, processors, converters, refiners, storers, stockholders, wholesalers, merchants, carriers, importers, exporters and dealers in metals (including, without limitation, steel and aluminium), coal, ore and other minerals, chemicals, water, gases and products derived from or connected with any of them, electricity and all other forms of energy, and to carry on any other trades or businesses and do anything which is calculated to facilitate or is auxiliary to or associated with such trades or businesses including, without limitation, any business now or formerly carried on by the British Steel plc or Koninklijke Hoogovens N.V. and their respective subsidiary or associated companies.

[1] The company was incorporated on 16 July 1999 under the name “BSKH plc”. Its name was subsequently changed to “Corus Group plc” pursuant to a special resolution of the company passed on 28 September 1999.

   (D)    To manufacture, process, supply, distribute, design, develop, install, fit, repair, maintain, import, export, deal in and store any goods, equipment, fittings, machinery, materials, installations and other things and to carry on the business of manufacturers, processors, suppliers, distributors, designers, developers, installers, fitters, repairers, maintainers, importers, exporters and storers of and dealers in any goods, equipment, fittings, machinery, materials, installations and other things.

   (E)    To locate, establish, construct, equip, operate, use, manage and maintain mills, refineries, factories, works, plants, derricks, rigs, warehouses, depots, offices and other buildings, laboratories, research stations, wharves, jetties, terminals, transport facilities, loading facilities, roads, railways, structures, installations and facilities of all kinds, whether for the purposes of the company or for sale or hire to, or in return for any consideration from, any person, and to purchase or otherwise acquire, lease, charter and take or let on hire any of the same.

   (F)    To carry on business as inventors, researchers and developers, to conduct, promote and commission research and development in connection with any activities or proposed activities of the company and its subsidiaries or any other person, to establish and maintain research stations, laboratories, workshops, testing and proving grounds, facilities and establishments and installations and to exploit and turn to account the results of any research and development carried out by or for it.

   (G)    To purchase, charter, lease, take or let on hire, operate, use, employ or turn to account, build, equip, service, repair, maintain, supply and deal in tankers and other ships and vessels and craft of every description, hovercraft, motor vehicles, aircraft, airships, railway locomotives, wagons, trucks and any means of transport and parts and accessories of all kinds for any of the same.

   (H)    To acquire and exploit lands, mines and mineral rights and to acquire, explore for and exploit any natural resources and to carry on business involving the ownership or possession of land or other immovable property or buildings or structures and to construct, erect, install, enlarge, alter and maintain buildings, plant and machinery and to carry on business as quarry owners, builders, contractors, engineers and metallurgists.

   (I)    To lend money and grant or provide credit and financial accommodation to any person and to deposit money with any person and to carry on the business of a banking or finance company and to carry on all kinds of insurance business and all kinds of guarantee and indemnity business and to insure any property, asset, matter or interest and against any potential liability or loss of the company or of any other person and the life or health of any person.

   (J)    To invest money and assets of the company in any investments and to subscribe for, underwrite, purchase, hold, sell or otherwise deal with investments or currencies or other financial assets, and to carry on the business of a property or investment company.

   (K)    To acquire and carry on any business carried on by a subsidiary or a holding company of the company or another subsidiary of a holding company of the company.

   (L)    To advertise, market and sell the products of the company and of any other person and to carry on the business of advertisers or advertising agents or of a marketing and selling organisation or of a supplier, wholesaler, retailer, merchant or dealer of any kind.

   (M)    To provide services of all descriptions and to carry on business as advisers, consultants, brokers and agents of any kind and suppliers of management, personnel and training services.

   (N)    To provide technical, cultural, artistic, educational, entertainment or business material, facilities, information or services and to carry on any business involving any such provision.

   (O)    To enter into any arrangements with any government, state department, authority or person (international, national, local municipal or otherwise) and to obtain from any such government, state department, authority or person any legislation, orders, rights, privileges, franchises and concessions and to carry out, exercise and comply with the same.

   (P)    To apply for, promote and obtain any Act of Parliament, Charter, privilege, concession, licence or authorisation of any government, state or municipality, or any other department or authority (international, national, local, municipal or otherwise) or enter into arrangements with any such body, for enabling the company to carry any of its objects into effect or for extending any of the powers of the company or for effecting any modification of the constitution of the company or for any other purpose which may seem to the board of directors to be expedient, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the interests of the company.

   (Q)    To borrow and raise money and accept money on deposit and to secure or discharge any debt, obligation or liability in any manner and in particular (without prejudice to the generality) by mortgages of or charges, liens or any other security upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities.

   (R)    To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums interest dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality) any company which is for the time being a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company.

   (S)    To amalgamate or enter into partnership or any profit-sharing arrangement or joint venture with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

   (T)    To accept, draw, make, create, issue, execute, discount, endorse, negotiate and deal in bills of exchange, promissory notes, and other instruments and securities, whether negotiable or otherwise.

   (U)    To apply for any, take out, purchase, take licences of or otherwise acquire any trade and service marks and names and designations, designs, patents, patent rights, copyrights, inventions, processes, know-how, licences, concessions and information (or any interest in any of them) and to carry on the business of an inventor, designer or research organisation.

   (V)    To sell, exchange, mortgage, charge, let, grant licences, easements, options and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the company or any interest therein for any or for no consideration and in particular (without prejudice to the generality) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

   (W)    To issue and allot securities of the company for cash or in payment or part payment for any real or personal property or rights therein purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose, and to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the company or in or about the formation of the company or the conduct or course of its business.

   (X)    To establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to carry on the business of company, fund, trust or business promoters or managers and of underwriters or dealers in securities and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act or carry on business as trustee of any kind and to undertake and execute any trust and any trust business (including the business of acting as trustee under wills and settlements and as executor and administrator).

   (Y)    To pay and discharge all or any expenses, costs and disbursements, to pay commissions and to remunerate any person for services rendered or to be rendered in connection with or incidental to the promotion, formation, establishment, incorporation and flotation of the company, and the underwriting or placing or issue at any time of securities of the company or of any other person, and to procure the registration or incorporation of the company in or under the laws of any place outside England.

   (Z)    To acquire by any means the whole or any part of the business or assets, and to undertake the whole or any part of the liabilities of any person carrying on or proposing to carry on any business or activity which the company is authorised to carry on or which can be carried on in connection therewith, and to acquire an interest and/or amalgamate with any such person and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, whether fully or partly paid up, debentures, or other securities or rights that may be agreed upon and to promote any other company for the purpose of acquiring all or any of the property or undertaking any of the liabilities of the company, or both, or of undertaking any business or operations which may appear likely to assist or benefit the company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares, debenture or other securities of any such company.

   (AA)    To procure the company to be registered or recognised in any part of the world.

   (BB)    To create or facilitate the creation of employment opportunities in any area and to this end to take all such steps as appear to the company necessary or desirable.

   (CC)    To grant or procure the grant of donations, gratuities, pensions, annuities, allowances or other benefits, including benefits on death, to, or purchase and maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the company or whom the board of directors of the company considers have any moral claim on the company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the company or its members or for any national, charitable, benevolent, educational, social, public, general or useful object.

   (DD)    To establish, maintain, manage, support and contribute (in cash or in kind) to any schemes or trusts for the acquisition of shares in the company or its holding company by or for the benefit of any individuals who are or were at any time in the employment of, or directors or officers of, the company or any company which is or was its holding company or is or was a subsidiary undertaking of the company or any such holding company, and to lend money to any such individuals to enable them to accrue shares in the company or in its parent company and to establish, maintain, manage and support (financially or otherwise) any schemes for sharing profits of the company or any other such company as aforesaid with such individuals.

   (EE)    To cease carrying on or to wind up any business or activity of the company, and to cancel any registration of and to wind up or procure the dissolution of the company in any state or territory.

   (FF)    To distribute any of the property of the company among its creditors and members or any class of either in cash, specie or kind.

   (GG) To do all or any of the above things or matters in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise (with power to sub-delegate) and either alone or in conjunction with others, and to appoint any person or persons, firm or firms, company or companies to be the attorney or agent of the company (with power to sub-delegate) and to act as agents, managers, secretaries, contractors or in a similar capacity.

   (HH)    To carry on any other business or activity and do anything of any nature which in the opinion of the board of directors of the company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the company’s undertaking property or assets or otherwise to advance the interests of the company or of its members.

   (II)    To do any other thing which in the opinion of the board of directors of the company is or may be incidental or conducive to the attainment of the above objects or any of them.

   (JJ)    In this clause “company”, except where used in reference to this company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, “person” shall include any company (including, without prejudice to the generality of that term, any company which is the parent company of the company or is a subsidiary of the company or of any parent company of the company or is associated in any way with the company) as well as any other legal or natural person, “securities” shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, “and” and “or” shall mean “and/or” where the context so permits, “other” and “otherwise” shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the company or the nature of any trade or business carried on by the company, or by the fact that at any time the company is not carrying on any trade or business but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of those paragraphs defined the objects of a separate distinct and independent company.

5.    Liability of Members

The liability of the members is limited.

6.    Share Capital [2]

The company’s share capital is £2,250,000,000 divided into 9,978,327,388 ordinary shares of 10 pence each and 3,130,418,153 deferred shares of 40 pence each, and the company shall have the power from time to time to divide the original or any increased capital into classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

CE040160084

[2] The company was incorporated with a share capital of £2,200,000,000 divided into 4,400,000,000 ordinary shares of 50 pence each.

By an ordinary resolution dated 23 July 1999 the share capital was increased to £2,200,049,999 by the creation of 49,999 redeemable preference shares of £1 each.

The redeemable preference shares were redeemed on 20 October 2000. On redemption the nominal amount such redeemable preference shares comprised in the authorised share capital of the company was converted and sub-divided into ordinary shares of 50 pence each in the capital of the company.

Pursuant to an ordinary resolution of the company passed on 5 December 2003:

(i) at 7.00 a.m. on 8 December 2003, each ordinary share of 50p each in the share capital of the company then in issue (being 3,130,418,153 ordinary shares) was subdivided and converted into one new ordinary share of 10p having the same rights as each ordinary share of 50p each had prior to such subdivision and conversion and one deferred share of 40p with such rights as were set out in the first resolution set out in the notice convening the extraordinary general meeting of the company held on 5 December 2003;

(ii) at 7.00 a.m. on 8 December 2003, each authorised but unissued ordinary share of 50p each in the capital of the company was subdivided and converted into five new ordinary shares of 10p each forming a uniform class of shares with the new ordinary shares of 10p each in the capital of the company created pursuant to resolution (i) above; and

(iii) the authorised share capital of the company was increased from £2,200,049,999 to £2,250,000,000 by the creation of a further 499,500,010 new ordinary shares of 10p each in the capital of the company, to form a uniform class with the new ordinary shares of 10p each in the capital of the company created pursuant to resolution (i) above and the unissued new ordinary shares of 10p each in the capital of the company created pursuant to resolution (ii) above.

We, the subscribers of this memorandum of association, wish to be formed into a company pursuant to this memorandum; and we agree to take the number of shares shown opposite our respective names.

	Subscribers			Number of shares taken by each subscriber
1.	Signature	:		One
	Full name	:	ROBERT STERN
	Address	:	36 Moore Street
London SW3

2.	Signature	:		One
	Full name	:	ANNE HOE
	Address	:	53 Frognal
London NW3 6YA

	Total shares taken	:		Two
Dated 16th July, 1999

Witness to the above signatures

	Signature of Witness	:
	Full name	:
	Address	: